As filed with the Securities and Exchange Commission on May 2, 2024

FORM PX14A6G

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

(Voluntary Submission)

NAME OF THE REGISTRANT: The Home Depot, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Domini Impact Investments LLC

ADDRESS OF PERSONS RELYING ON EXEMPTION: 180 Maiden Lane, Suite 1302, New York, New York 10038

Written materials are submitted pursuant to Rule14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

May 2, 2024

Dear Shareholders of Home Depot:

Domini Impact Investments LLC (“Domini”) is writing to urge shareholders to vote “FOR” Proposal No. 8 (the “Proposal”) of the 2024 proxy ballot provided by The Home Depot, Inc. (“Home Depot” or the “Company”) in connection with its Annual Meeting of Shareholders to be held on May 16, 2024.

This is not a solicitation of authority to vote your proxy. Please DO NOT send Domini your proxy card; Domini is not able to vote your proxy, nor does this communication contemplate such an event. Domini urges shareholders of Home Depot to vote following the instructions provided in their proxy mailing.

About Domini

Domini is an SEC registered investment adviser that harnesses the power of finance to help create a better world. With an exclusive focus on impact investing, we aim to help drive positive outcomes for our planet and its people while seeking competitive financial returns. Our continuous innovation and caring, diverse community fuel tomorrow’s prosperity as we endeavor to make “investing for good” the way all investing is done.

The Proposal

A shareholder proposal has been included on Home Depot’s 2024 proxy balloti requesting a biodiversity impact and dependency assessment, as set forth below:

Shareholders request that Home Depot conduct and disclose a biodiversity impact and dependency assessment, including the full value chain and use of sold products, to inform its strategy to prevent negative impacts on biodiversity.

SUPPORTING STATEMENT: Shareholders recommend, at Board discretion, that the report is aligned with standards, such as the Taskforce on Nature-related Financial Disclosure framework, and includes information on governance, strategy, risk and impact management, and metrics and targets.

Home Depot has issued a statement opposing the Proposal and recommends that shareholders vote against the Proposal (“Opposition Statement”).

Domini believes a vote “FOR” the Proposal is warranted and in the best interest of shareholders because:

1.

Biodiversity loss is a salient business issue for Home Depot and its shareholders, given that the Company impacts and depends on biodiversity and ecosystem services, which also undergird the systems that support diversified portfolios. This risk is broader than deforestation, including products sold in its stores and other supply chain risks. Failure to understand this interaction with nature, and effectively manage it, presents supply chain, legal, financial, operational, reputational, and regulatory risk.

2.

The Company’s nature risk management strategies fall short of investor expectations concerning significant business risks associated with nature and biodiversity loss, and the Company would be better positioned to manage these risks if it conducts a biodiversity impact and dependency assessment. The Company’s approach, as detailed in its Opposition Statement, is reactive, narrow in scope, focuses predominantly on forests, and does not meet investor and stakeholder expectations. A biodiversity assessment to evaluate the biodiversity impacts and dependencies of upstream and downstream business activities, as well as risks and opportunities that stem from them would help Home Depot to prioritize efforts and identify strategic opportunities.

3.	There is a clear global policy mandate and corporate disclosure framework on nature that has demonstrated corporate support and presents an actionable path for Home Depot to implement the request.

Introduction

Nature and biodiversity loss is a systemic risk that is increasingly gaining the world’s attention and presents implications for financial markets. High-risk companies must act. The Taskforce on Nature-related Financial Disclosures (TNFD) was launched to guide business and finance in gathering better quality information on nature, to inform strategic planning, risk management, and asset allocation.

Home Depot is the world’s largest home improvement retailer. It sells building materials, home improvement products, lawn and garden products, and services, and is exposed to nature-related risks from the products they source to sell. Proponents request Home Depot take stock of these risks and opportunities so that it can develop a strategy to address the most material, high-risk impacts of its business on nature, and dependencies on ecosystem services.

1.

Biodiversity loss is a salient business issue for Home Depot and its shareholders, and failure to understand and effectively manage biodiversity presents supply chain, financial, operational, reputational, and regulatory risk, as well as broad economic impacts.

Biodiversity is a Systemic Risk

Nature and biodiversity are systemically important to climate, livelihoods, human rights, and thriving economies. This creates an imperative for economic constituents to fully understand and address the risks associated with biodiversity loss. The World Economic Forum (WEF) ranks biodiversity loss and ecosystem collapse among the four most severe global risks.ii Other institutions have similarly tied this risk to financial impacts - the World Bank estimates the collapse of ecosystem services could result in an annual global GDP decline of $2.7 trillion.iii While the World Economic Forum estimates that over half of the world’s GDP is moderately or highly dependent on nature and its services, all of the world’s GDP is dependent on nature to some extent.iv Mismanagement of nature-related risks has already cost many companies and the economy billions of dollars. For example, Bloomberg case studies of 10 different firms (3M, AAK, Bernard Matthews, Chevron, CMA CGM, Formosa Plastics, Freeport McMoran, JBS, PG&E, and Tesla) revealed financial impacts totaling $83.2 billion from nature-related risks they failed to address. Losses came from penalties, fines, and settlements due to environmental regulation violations, falling share prices, hurdles for major strategic projects, blocked stock listings, and diminished brand value.v 3M is required to pay between $10.5 billion - $12.5 billion in a settlement related to drinking water contamination from forever chemicals in firefighter foam products that it produced.vi

Furthermore, the ever-increasing risk of ecosystem collapse and the growing social burden of managing those losses represent an overarching risk to shareholders with diversified portfolios. By one estimate, nature services -- including carbon storage, food provisioning, water and air filtration, and the provisioning of raw materials used for manufacturing and energy production -

- are worth more than $150 trillion annually, almost twice the size of global GDP.vii As natural services are impacted, the society-wide costs of adapting to these losses will divert resources towards mitigating these risks. These costs are ultimately borne by the systems that support the economy, and thus the diversified investors who rely upon a healthy economy for long term returns.viii

The Global Biodiversity Framework Adopted in 2022 Creates a Policy Imperative and Will Mobilize Regulatory Action on Biodiversity

Global leaders adopted the Kunming-Montreal Global Biodiversity Framework (GBF) in December 2022, with a commitment to halt and reverse nature loss by 2030. It has implications for the private sector, many of which relate to Home Depot’s business activities. For example, Target 15 of the GBF calls for companies and financial institutions to “monitor, assess, and transparently disclose their risks, dependencies and impacts on biodiversity, including with requirements for all large as well as transnational companies and financial institutions along their operations, supply and value chains and portfolios.”ix Some specific relevant targets in the GBF include Target 1, on reducing biodiversity loss, Target 6 on reducing the introduction of and eliminating invasive species, Target 7 on reducing pollution risks, Target 10 on sustainable use of biodiversity, and Target 16 on enabling sustainable consumption choices by improving education and access.x

Along with other climate and nature commitments, the GBF will prompt further governmental action and the development of National Biodiversity Strategies and Action Plans (NBSAPs) from the 196 countries that are party to the UN Convention on Biological Diversity.xi There is now heightened global policy attention on issues like deforestation, biodiversity, plastic pollution, water pollution and forever chemicals,xii which is likely to lead to increased regulatory action and expectations of companies.

Home Depot is Uniquely Exposed to Biodiversity Risk and Legal Risks Associated with Sourcing

Home Depot has sector and company specific biodiversity risks, including impacts and dependence on biodiversity as well as opportunities across its supply chain. However, the Company has not comprehensively evaluated nor disclosed these risks, impacts, and dependencies. This hampers its ability to manage these risks and leaves the Company and its shareholders unaware of the magnitude of risk, and therefore vulnerable. Its approach, through supply chain management and customer engagement efforts, has been predominantly reactive in our opinion and lacks comprehensiveness. This raises questions about whether the Company fully understands the location- and context-specific nature of its biodiversity risks and impacts, if its actions are adequate or sufficiently robust, and if it is well-positioned to address these risks before they fully manifest, which ultimately harms Home Depot itself and the systems that undergird the diversified portfolios of its investors.

There are five key drivers of biodiversity loss, which are: land and sea use change, direct exploitation of natural resources, climate change, pollution, and invasive species.xiii Home Depot may be contributing to these drivers and may also face business vulnerabilities as a result of its dependence on natural resources that are exposed to these drivers. From its upstream raw material sourcing, processing, and manufacturing, it may contribute to land use change, and climate change, and these activities may be water intensive or dependent on forests or ecosystem services. Home Depot may also perpetuate the risks associated with invasive species through its product sales and likely has assets located in a Key Biodiversity Area (KBA) that could create future reputational and regulatory risks.xiv

Home Depot’s sourcing practices also present legal risk, specifically related to potential violations of the Lacey Act, a U.S. law that makes it illegal to possess, transport, or sell plants that were taken, possessed, transported, or sold in violation of foreign laws. A 2023 report by the Environmental Investigation Agency (EIA) traced the supply chain for a hardwood-faced door slab sold at Home Depot and found that it starts by the logging of a tropical wood called okoume in the Congo Basin.xv This is followed by the processing of the okoume in Asia, to make it into veneer and then plywood, first in China and then in neighboring countries; it is then assembled in the U.S. This was sold, as of April 2023, in 772 Home Depot stores across the country.xvi EIA’s research indicates that the okoume used in these doors had a high likelihood of being illegally sourced: okoume production in Equatorial Guinea was tied to illegality and corruption, including the payment of bribes to the Vice President of Equatorial Guinea and other senior officials, violations of the country’s forest code, and tax evasion by industrial logging companies. Each of these are violations of Equatoguinean law. Furthermore, Home Depot may have violated its own purchasing policy in sourcing and selling okoume products as the 2024 policy states that it will not ”offer products for sale that contain wood from the...Congo basin...unless it is Forest Stewardship Council (FSC) certified.“ A review of the FSC certificate database shows that no concession producing okoume has ever been certified in either Republic of Congo or Equatorial Guinea, the countries which produce more than 99 percent of the okoume logs imported by China, where the veneer production takes place. The requested biodiversity impact and dependency assessment would involve increased traceability of the wood supply chain, to the point of harvest, and would also enhance Home Depot’s ability to ensure the legality of its imported products.

Additionally, depending on the location of their raw material sourcing, Home Depot may source materials that are from areas of high ecosystem integrity, or may contribute to the decline in ecosystem integrity, quality (e.g., tree age or species diversity) or resilience. For example, Home Depot’s global wood, timber, millwork, and lumber sourcing operations (total 20.9% of 2023 sales) may contribute to deforestation, degradation and conversion of forests, or have negative impacts on ecosystems. 17% of Home Depot’s total wood purchases are from Canada,xvii which includes old growth and intact boreal forests. The world’s boreal forests are estimated to collectively hold 703 gigatons of carbon in trees and soil,xviii compared to tropical forests, which store about 375 gigatons of carbon. Recent studies demonstrate that industrial logging in the boreal forest of Ontario and Quebec has caused significant, cumulative degradation, clearcutting over 35 million acres and leading to the fragmentation of older forest areas and the loss of critical species habitat.xix Boreal caribou, a threatened species, have populations that are significantly impacted by industrial logging; just 15 of 51 herds are considered self-sustaining, meaning they have a greater than 60% chance of survival for more than 30 years without any intervention.xx Migratory bird populations in North America have dropped by 30% over the last 50 years in part due to habitat loss, which includes the boreal, the breeding ground for billions of migratory birds.xxi

In addition, Home Depot may be driving downstream impacts from retailing of products such as gardening (16.4% of 2023 sales), cleaning chemicals, paints, and associated plastic packaging, which can contribute to water and air pollution or perpetuation of invasive species. Annual costs of invasive alien species are now greater than $423 billion and have quadrupled every decade since 1970, presenting a systemic financial risk.xxii In the United States, in the 1960s, invasive species cost $2 billion per year, and since 2010, now cost over $21 billion per year.xxiii Home Depot faces both a responsibility to reduce risk and an important opportunity to promote sustainable consumption and reduce consumers’ negative impacts on nature, which it acknowledges to some degree.

Each of these risks and opportunities require an understanding of the Company’s interface with nature and identifying highest priority actions – both from how the Company depends on nature to generate value and to reduce the risks of supply chain disruption and volatility, while supporting sustainable consumer practices. In the absence of such information, investors are unable to evaluate the magnitude of its exposure to systemic biodiversity risk, the impact it is having on the systems that support the diversified portfolios of its investors, or whether its management systems are sufficient.

2.

Biodiversity Impact and Dependency Assessment is feasible and well supported by other market players. Conducting this assessment will strengthen Home Depot’s ability to understand and respond to its nature risks, impacts, dependencies, and opportunities.

Frameworks for Reporting Impacts and Dependencies Exist

The Proposal asks for an impact and dependency assessment and recommends this may be aligned with the Taskforce on Nature-related Financial Disclosures (TNFD) framework, which is part of increasing expectations of companies that are highly exposed to nature risks. The TNFD, created with investor and company input, provides a framework to assess and report on nature-related impacts, dependencies, risks, and opportunities, which builds off the strong support for the widely-adopted TCFD framework for climate action. It provides further guidance in the LEAP Approach, to help companies locate the interface with nature, evaluate dependencies and impacts, assess risks and opportunities, and prepare to respond.xxiv It guides companies to identify location specific environmental assets, ecosystem services, and impact drivers, like land-use change, resource use, and biological alterations, and determine materiality.xxv

Investors have demonstrated a strong interest in biodiversity. More than 200 institutional investors representing over $28 trillion in assets under management joined Nature Action 100 to drive greater corporate ambition and action on tackling nature loss and biodiversity decline.xxvi A study conducted by Credit Suisse in 2021 found 84% of 327 global institutional investors were “very concerned about biodiversity loss.” This same survey showed that 79% of investor respondents saw “Reduced productivity of natural systems” and 58% saw “Supply Chain Risk” as the top 2 business risks presented by biodiversity.xxvii

Impact and Dependency Assessment is a Good Next Step

An analysis conducted by UNEP FI of trends in private sector assessment and disclosure of nature-related issues, evaluating CDP, the European Sustainability Reporting Standards (ESRS), ISSB, the Natural Capital Protocol, GRI, and TNFD, found common trends and an increasing alignment among standards that call for an assessment of business dependencies and impacts on nature for the full value chain.xxviii This standardization signals a prudent course of action and a developing expectation across disclosure frameworks and disparate stakeholders. TNFD reporting is feasible, as demonstrated by the over 320 entities that committed to using the framework, 56% of which are companies.xxix

Home Depot Lags Peers

Home Depot is lagging behind other companies that source or produce significant quantities of timber and pulp material which are working to understand their biodiversity risks and implement TNFD reporting. This list of early adopters recognizes the business dependence on nature and includes West Fraser Timber, International Paper, Sumitomo Forestry,xxx Marubeni (its Forest Products Division) and Ikea.xxxi Ikea’s CEO noted the strategic business relevance of nature issues and stated they “believe the TNFD recommendations and guidance will support us in further assessing risks and opportunities and allowing more targeted positive action.”xxxii Some retailers have also been developing nature strategies, such as Carrefour, which has had a biodiversity strategy for multiple years and is now working on TNFD reporting. xxxiii

Peer Lowe’s has undertaken an assessment on forest degradation in its supply chains through a “detailed review” or impact assessment on biodiversity and Indigenous People’s rights, which it published in its Forestry Report in 2022. This has informed its strategy, for example in its efforts to invest in reforestation designed to benefit biodiversity.xxxiv In its Wood Sourcing Policy, Lowe’s has committed to source wood that “does not threaten high conservation value or high carbon stock forests,” “does not come from deforestation or other ecosystem conversion, which leads to biodiversity loss, including that of rare, threatened and endangered species.”xxxv Home Depot has not taken similar steps.

3.	Home Depot’s Current Reporting Does Not Address Biodiversity Impact and Dependency and Presents Concerns about the Rigor of Biodiversity Risk Management.

This Proposal asks the Company to fully understand its risks and how its business is dependent on nature. This is a critical first step to setting a strategic nature policy – the proponent urges the Company to fully understand this, for example by, using the approach recommended by TNFD (Locate, Evaluate, Assess, Prepare (LEAP)). Proponent’s understanding based on Home Depot’s current disclosure is that Home Depot has not yet done a comprehensive assessment of its biodiversity risk. It has the most developed actions related to forests, but even these activities are inadequate to manage forest-related risks.

Home Depot argues that the requested report is duplicative and unnecessary, however this is not the case. CDP Forests questionnaire is not a comprehensive biodiversity impact and dependency assessment; these disclosures differ in scope, depth, and issues addressed. While Home Depot has initiatives on circularity, responsible sourcing, and consumer engagement, it lacks an overarching biodiversity assessment process or strategy. Its recent forest risk assessment of wood sourcing does not address forest degradation, a key area of biodiversity risk of wood sourcing, which can contribute to the loss or reduction of a forest’s ecosystem integrity. Forest degradation is also a risk that previous shareholder proposals urged the Company to address. Home Depot sources nearly 80% of its wood from North America, where forest degradation is a major threat.

With respect to scope, a forest risk assessment is narrow, and is not the same as a biodiversity impact and dependency assessment. Forests are a habitat, which is one specific factor related to biodiversity; the Company has not assessed other topics such as invasive species, pollution, water quality and availability, or overexploitation of natural resources.

The 2023 ESG report recognizes the opportunity the Company has through its sales to have a positive impact on the environment, mentions its “Eco Action” program to offer organic gardening and native plants, and partnerships with growers. However, these initiatives do not appear to be science-based, as there is no assessment of the scope of these risks, nor policy for the selection of, or demonstrated consideration of, the impacts of its live retail product selection. The Company may also be failing to fully realize the opportunity to create value here; improving the sustainability of products may result in higher sales margins, and demonstrate responsiveness to increasing consumer demands.xxxvi This assessment could additionally inform work to leverage the climate and nature nexus, focus engagement with suppliers, and deploy differentiated consumer engagement strategies to halt and reverse nature loss.

Some of its gardening sales also create reputational risk. A campaign called “Just Say No Home Depot” is specifically targeting the Company for selling 34 officially listed invasives.xxxvii This could also present legal risk, as several states have passed legislation making it illegal to sell invasive species.xxxviii Home Depot’s approach to this issue appears incomplete and reactive. For example, in 2015 the Company issued a corporate press release, stating “By working with PlantRight, we were able to identify that we only had one type of invasive plant on our shelves. Once we understood the impact, it was a simple decision to relocate our existing inventory and commit to keeping invasive species out of our California stores.”xxxix There is no evidence of ongoing assessment or a broadening of this effort to do a comprehensive assessment of the risk, nor meet the opportunity to change its practices to sell native species.

Conclusion

As one of the world’s largest home retailers, Home Depot is highly dependent on nature to generate its revenues. Given what Home Depot has disclosed of its supply chain, biodiversity loss may create risk for Home Depot and its shareholders. This risk is not being adequately addressed. A biodiversity impact and dependency assessment will help Home Depot to understand its biodiversity risks, impacts, dependencies, and opportunities to inform the development of its biodiversity strategy. The potential oncoming financial impacts of nature loss represents a growing threat to value creation across the economy, upon which long-term diversified investors depend.

Domini urges Home Depot shareholders to Vote “FOR” Proposal No. 8.

Sincerely,

Domini Impact Investments LLC

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED BY DOMINI.

i https://ir.homedepot.com/~/media/Files/H/HomeDepot-IR/2024/THD%202024%20Proxy%20Statement%20Final_v2.pdf

ii https://www3.weforum.org/docs/WEF_Global_Risks_Report_2023.pdf

iii https://www.worldbank.org/en/news/press-release/2021/07/01/protecting-nature-could-avert-global-economic-losses-of-usd2-7-trillion-per-year

iv https://www.weforum.org/press/2020/01/half-of-world-s-gdp-moderately-or-highly-dependent-on-nature-says-new-report/

v  https://tnfd.global/wp-content/uploads/2023/12/BNEF_Nature-Risk_v1.11f_MASTER_COMPLETED.pdf

vi https://apnews.com/article/pfas-drinking-water-settlement-3m-fa41cadfe0d65b9723377a681df43af1

vii https://www.bcg.com/publications/2021/biodiversity-loss-business-implications-responses

viii See generally Jon Lukomnik & James P. Hawley, Moving beyond Modern Portfolio Theory: Investing that Matters (April 30 2021)

ix https://www.cbd.int/gbf/targets/15

x https://www.cbd.int/gbf/targets

xi https://ort.cbd.int/?_gl=1*1g05u1l*_ga*MTY3MDA4NDA0NS4xNzEzOTAwNTIz*_ga_7S1TPRE7F5*MTcxMzkwMDUyMy4xLjEuMTcxMzkwMjQzNC42MC4wLjA

xii See e.g., https://www.unep.org/inc-plastic-pollution; https://environment.ec.europa.eu/topics/forests/deforestation/regulation-deforestation-free-products_en; https://www.state.gov/highlighting-u-s-efforts-to-combat-the-biodiversity-crisis/; https://echa.europa.eu/hot-topics/perfluoroalkyl-chemicals-pfas

xiii Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services (IPBES), https://www.ipbes.net/news/Media-Release-Global-Assessment

xiv https://www.spglobal.com/esg/insights/featured/special-editorial/how-the-world-s-largest-companies-depend-on-nature-and-biodiversity

xv https://us.eia.org/wp-content/uploads/2023/11/EIA_US_Dictators_Door.pdf

xvi https://us.eia.org/wp-content/uploads/2023/11/EIA_US_Dictators_Door.pdf

xvii https://corporate.homedepot.com/sites/default/files/2024-01/THD%20Sustainable%20Forestry%20Report%20-%20January%202024.pdf

xviii https://www.borealbirds.org/sites/default/files/publications/carbon%20report-full.pdf

xix https://static1.squarespace.com/static/65979bff5ba3be76d68786da/t/65a798ffa51dad62eedc3657/1705482499707/State-of-the-Forest-in-Canada-Jan-2024.pdf; https://www.mdpi.com/2073-445X/13/1/6; https://davidsuzuki.org/science-learning-centre-article/defining-forest-degradation-in-canada/

xx https://www.canada.ca/en/environment-climate-change/services/species-risk-public-registry/recovery-strategies/woodland-caribou-boreal-2020.html

xxi https://www.birds.cornell.edu/home/bring-birds-back/

xxii IPBES Invasive Alien Species Assessment 2023, https://zenodo.org/records/10521002

xxiii https://www.sciencedirect.com/science/article/pii/S0048969721063968

xxiv https://tnfd.global/publication/additional-guidance-on-assessment-of-nature-related-issues-the-leap-approach/

xxv  https://tnfd.global/wp-content/uploads/2023/08/Guidance_on_the_identification_and_assessment_of_nature-related_Issues_The_TNFD_LEAP_approach_V1.1_October2023.pdf?v=1698403116

xxvi https://www.natureaction100.org/investors/

xxvii https://www.esg-data.com/copy-of-age-of-extinction

xxviii Accountability for Nature: Comparison of Nature-Related Assessment and Disclosure Frameworks and Standards, https://www.unepfi.org/wordpress/wp-content/uploads/2024/01/Accountability-for-Nature.pdf

xxix https://tnfd.global/engage/inaugural-tnfd-early-adopters/

xxx E.g. Sumitomo Forestry acknowledges its dependence on nature and utilization of TNFD, https://sfc.jp/english/sustainability/environment/biodiversity/

xxxi https://tnfd.global/engage/inaugural-tnfd-early-adopters/

xxxii https://tnfd.global/320-companies-and-financial-institutions-to-start-tnfd-nature-related-corporate-reporting/

xxxiii https://www.carrefour.com/sites/default/files/2023-07/Protecting%20biodiversity%20Carrefour%20Group%202022.pdf

xxxiv https://corporate.lowes.com/sites/lowes-corp/files/2022-12/lowes-2022-forestry-report-12-28-22.pdf

xxxv https://corporate.lowes.com/our-responsibilities/corporate-responsibility-reports-policies/lowes-wood-sourcing-policy

xxxvi https://www.mckinsey.com/capabilities/strategy-and-corporate-finance/our-insights/the-triple-play-growth-profit-and-sustainability

xxxvii https://www.justsaynohomedepot.org/

xxxviii https://www.eli.org/land-biodiversity/elis-invasive-species-program-strengthening-national-regional-and-state-invasive; https://dec.ny.gov/nature/animals-fish-plants/invasive-species/resources-regulations/regulations#:~:text=In%202015%2C%20a%20NYS%20Regulation,and%20spread%20of%20existing%20populations.

xxxix https://corporate.homedepot.com/news/partnerships/supporting-battle-against-invasive-plants-california